Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-2802 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

December 17, 2004
Our ref. No. PI 034

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Mitsubishi Corporation to Sell Fixed Assets**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Hiroshi Yamada
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on December 17, 2004

Mitsubishi Corporation to Sell Fixed Assets

Mitsubishi Corporation today announced that it has reached a decision on the sale of fixed assets, as follows.

1. Reason for Sale

Mitsubishi Corporation will sell certain Company-owned sections of the Shinagawa Mitsubishi Building—sections currently utilized as Mitsubishi Corporation offices and the corresponding land, as well as sections held for commercial leasing purposes. Mitsubishi Corporation has taken this decision to control the balance sheet by reducing investment asset holdings. The Shinagawa Mitsubishi Building is located at Kounan 2-chome, Minato-ku, Tokyo.

2. Details of Fixed Assets to be Sold

(millions of yen)

No.	Asset and Location	Book Value (projected value at time of sale)	Selling Price	Current Status
1	Equity in shared landholdings (18/53) Area: 20,476.14m^2	28,392	28,442	Site of Shinagawa Mitsubishi Building (Land)
2	Upper levels of Shinagawa Mitsubishi Building (sectioned building) Total floor space: Approx. 77,000m^2	19,060	43,758	Company offices
3	Lower levels of Shinagawa Mitsubishi Building (sectioned building) Total floor space: Approx. 81,000m^2	26,102	37,978	Office space for commercial lease
	Total	73,554	110,178	

3. Method of Sale and Profile of Transferee

Method of Sale: Sale of trust beneficiary rights—Under this method, Mitsubishi Corporation will consign the establishment of a real estate management and disposal trust to J.P. Morgan Trust Bank Ltd. The trust beneficiary rights thus gained will be sold to a special purpose company capitalized by a real estate investment fund managed by an affiliated company of the Morgan Stanley Group.

Profile of Transferee:

Name	J.P. Morgan Trust Bank Ltd.
Location	Akasaka Park Building, 5-2-20 Akasaka, Minato-ku, Tokyo
Representative	David Anderson
Capital	9,724,999,000 yen
Main business	Trust Bank
Relationship with MC	None

Profile of Transferee:

Name	Otemachi Holding SPC
Location	56-15, 6-chome Kameido, Koto-ku, Tokyo
Representative	Tomoaki Yamada, Director
Capital	100,000 yen
Main business	Operations related to the management and disposal of certain assets transferred to the company.
Relationship with MC	None

4. Schedule of Sale

December 17, 2004 Signing of sales contract
January 31, 2005 Handover of property

5. Outlook

Mitsubishi Corporation will record a gain on sale of the above assets of approximately 36.6 billion yen on a non-consolidated basis (JAPAN GAAP), and approximately 23.9 billion yen on a consolidated basis under US GAAP, both in a before-tax basis. There will be no revision to Mitsubishi Corporation's U.S. GAAP-based consolidated net income forecast of 160 billion yen (U.S. GAAP) for the year ending March 31, 2005.

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